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EMAIL: RFRIEDMAN@OLSHANLAW.COM DIRECT DIAL: 212.451.2220
April 21, 2023
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lauren Pierce
Re:    Remark Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 14, 2023
File No. 333-269286

Dear Ms. Pierce:
We acknowledge receipt of the letter of comment dated February 23, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Remark Holdings, Inc. (the “Registrant”) and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the enclosed copy of Amendment No. 2 to Registration Statement on Form S-1 filed on the date hereof by the Registrant (the “Form S-1”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-1. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Form S-1 filed February 14, 2023

Cover Page

1.Please update your cover page to reflect that the Debenture conversion has already occurred. Disclose prominently the date on which the Debenture automatically converted and into how many shares of your common stock it converted. Please ensure that the disclosure throughout the registration statement is updated accordingly.

The applicable disclosures in the Form S-1 have been updated accordingly. Please see the cover page, page 19 and page 32 of the Form S-1.

April 21, 2023

2.Please disclose prominently how many shares in this offering are issuable under the Debenture and how many shares are issuable under the ELOC Purchase Agreement. Ensure that the purchase price for each set of shares is also disclosed prominently.

The applicable disclosures in the Form S-1 have been updated accordingly. Please see the cover page, page 19 and page 34 of the Form S-1.

The Offering, page 17

3.You disclose that the ELOC Purchase Agreement "may be terminated" if certain conditions "have not been satisfied by December 31, 2022." You also disclose that the interest rate of the Debenture changes if it is not fully settled by February 6, 2023. Given that both dates have passed, please update your disclosure regarding these provisions.

The applicable disclosures in the Form S-1 have been updated accordingly. Please see page 17, page 18, page 31 and page 34 of the Form S-1.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Honghui Yu

Honghui Yu